EXHIBIT 99.1

Canagold Resources Ltd. Corrects Dissident Minority Shareholder’s Multiple False and Misleading Statements;

Shareholders Encouraged to Vote FOR Canagold’s Management Nominees Using Only the Yellow Proxy

•	Dissident Minority Shareholder’s press release is rife with false and inaccurate statements that only serve to mislead shareholders
•	The Dissident is attempting to seize control of Canagold, its board of directors, and the New Polaris gold mine project without paying any premium to shareholders.
•	Canagold’s board and management team have a proven track record of success and a project development plan to operate the Company in a manner that creates value for ALL Canagold Shareholders.
•	Questions or require need assistance with voting our YELLOW Proxy? Contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com.

Vancouver, Canada – June 23, 2022 – Canagold Resources Ltd. (“Canagold” or the “Company”) (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) today addresses multiple false and misleading statements made by a dissident minority shareholder, SunValley Company DMCC (“ SunValley” or the “ Dissident”). The Dissident has nominated three new directors out of five total directors (the “ Dissident Nominees”) in an attempt to seize control of the Company’s board of directors and assets without paying any premium to shareholders. SunValley, based in Dubai, UAE, made multiple statements that are either FALSE, INACCURATE, MISLEADING OR LACK CONTEXT.

It is clear the Dissident is willing to promote misinformation to cloak their true intention: that being to take control of your company. While we believe that their baseless accusations have absolutely no merit, we find it necessary to inform our shareholders of the FACTS and TRUTH of these matters.

False Statement - Directors Rejected Multiple Financing Offers

FACT – Canagold received one offer a week ago, did not reject it, and will consider it in the final review of all of their financing alternatives

Canagold received ONE offer from the Dissident seven days ago, and it was NOT rejected. Canagold simply reminded the Dissident that we have a process underway to generate and evaluate offers of financing and we would get back to them. It is our fiduciary duty to complete that process so as to select the best offer for the Company, one which would benefit ALL shareholders, not just ONE shareholder. The Dissident demanded that your board immediately accept their offer, which would result in them owning over 35% of the company, and abandon our process to generate multiple offers, all while they are running a HOSTILE TAKEOVER ATTEMPT TO CONTROL THE COMPANY, BOARD AND NEW POLARIS PROJECT.

In fact, Canagold’s board of directors and management team maintained open communications and a positive relationship with the Dissident Shareholder, just as management tries to do with all shareholders. The Board’s fiduciary duties involve acting in the best interest of the Company and taking into consideration the interests of ALL stakeholders, whereas the Dissident has NO such duty. By demanding that the Board accept their offer of financing and abandon the industry standard process of generating multiple financing offers, the Dissident Shareholder has demonstrated that it is only acting IN ITS OWN BEST INTEREST which prejudices the interests of all other shareholders.

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The Dissident offered a flow through financing at $0.42 per share which is a 16% DISCOUNT to our last flow through financing at $0.50 per share, and a non-flow through financing at $0.32 per share which is a 20% DISCOUNT to our last non-flow through financing of $0.40 per share.

False Statement - Directors Tried to Encumber the Project with a Second Royalty

FACT – Canagold advised the Dissident that they were not pursuing a royalty sale - in May and again in June - but the Dissident continued to pursue its hostile attempt to hijack control of your board.

Canagold’s management NEVER TRIED TO SELL A ROYALTY; they simply exercised their fiduciary responsibility to investigate the red-hot royalty market at the time to assess if this form of financing was in the best interests of the Company. As a result of their diligent search, management found that royalty companies had no interest in buying a royalty at this early stage of project development. In a letter dated May 18, 2022 addressed to Vikram Sodhi, SunValley’s Managing Director, we informed Sun Valley of this, and confirmed it again in June. However, they continue to perpetuate the fiction that we were trying to sell a royalty. We believe these false statements are to distract from their true intention, which is a creeping takeover attempt of the board, company and project without paying any premium to all Canagold shareholders.

False Statement – Canagold Forced a Costly Proxy Fight

FACT – Canagold did everything in their power to avoid a costly and disruptive proxy battle

In the first two weeks of June, Canagold and the Dissident engaged in discussions about the Dissident’s advance notice to nominate a majority of the directors to the board. At the time of those discussions, the Dissident Shareholder held 9.4% of Canagold’s shares. After reviewing the Dissident’s proposed nominees and in an effort to avoid a costly and distracting proxy battle, Canagold was willing to include two of the Dissident nominees for election to the board. Canagold reached a verbal agreement with the Dissident whereby the Dissident would withdraw its advance notice and in return management would propose two of their nominees. However, instead of withdrawing their advance notice, the Dissident immediately BREACHED THE AGREEMENT, bought 7,140,371 Canagold shares in a private transaction from 2176423 Ontario Ltd. (a company beneficially owned by Eric Sprott) and informed Mr. Cooke that their advance notice would stand.

These actions reveal the Dissident’s agenda is not to promote good governance or board renewal for the benefit of the Company, but to seize control of your Company by nominating three hand-picked and interconnected directors to control the board, and advance their creeping takeover attempt without offering any premium to Canagold shareholders.

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The Dissident abruptly withdrew from the agreement and took the following actions:

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Re-asserted the letter sent from their lawyer dated May 19, 2022 to Canagold providing advance notice of their intention to nominate three people to be elected to Canagold’s board. If elected to the board, these three Dissident Nominees would comprise 60% of Canagold’s board.

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Filed an Early Warning Report on June 10, 2022, announcing that the Dissident had increased its ownership of Canagold’s common shares by approximately 8.25% of the issued and outstanding shares. The Dissident purchased an additional 7,140,371 common shares and following the transaction, the Dissident Shareholder now owns 15,240,371 shares of Canagold, representing approximately 17.61% of the common shares currently outstanding.

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Noted in the Early Warning Report that the vendor of the shares provided Dissident Shareholder with an “an irrevocable proxy” to vote the acquired shares at Canagold’s annual and special meeting of shareholders scheduled for July 19, 2022.

The Dissident’s actions over the last three weeks are completely incompatible with an entity that “did not want a proxy fight”. The acts of breaching a verbal agreement, soliciting proxies for the election of a majority of directors to the board, and acquiring shares with the intent that they be voted at the Company’s impending annual and special meeting are the actions of a shareholder intent on INITIATING a proxy contest rather than avoiding one.

Other False, Misleading and Inaccurate Statements in The Dissident’s Press Release

The Dissident Shareholder’s press release is riddled with other false, inaccurate and misleading statements that Canagold would like to address, as follows:

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By simply reviewing the SEDI filings and circular, the Dissident could easily confirm that each of our directors has a material shareholding in the Company, as listed in the information circular whereas none of their Dissidents nominees hold any shares.

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References to “value destruction” in the Dissident’s press release simply mischaracterize the nature of Canagold’s business and operations. As a growth-oriented gold exploration company, Canagold is focused on discovering, exploring and developing strategic gold deposits in North America and has used shareholders’ investments in the Company judiciously to do so. Canagold is actually one of the very few junior exploration companies listed on the TSX in 1994 that survived multiple bear commodity markets and still exists today, thanks to past and present management and directors going the extra mile to ensure the Company had a chance to prosper. During the bear market of 2012-2018, Mr. Cooke received minimal salary and on multiple occasions lent the Company money to pay its bills until the stock price rebounded and small financings could be done.

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The Dissident omitted to mention that the New Polaris project had to be shelved for many years after 1997 due to the refractory nature of the ore and related metallurgical challenges that made it uneconomic. The current board and management found the metallurgical key in 2017 to unlock value and make the project economic and reactivated the project in 2018. Prior to 2018, Canagold invested $32 million on New Polaris to discover and delineate one of the largest and highest grade, undeveloped gold deposits in western Canada. Since 2018, Canagold has invested a further $13.6 million on drilling to upgrade and expand the resources, metallurgical testing to optimize the gold recoveries, environmental studies needed to re-commence project permitting, and community relations to re-establish our social license with the local people and First Nation.

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Mr. Cooke did NOT sell 44% of his share position in April. His previous insider report filing agent missed filing the company’s share consolidation in December 2020 and Mr. Cooke only caught this oversight in April, and his new insider report filing agent promptly filed the share consolidation. Mr. Cooke has participated in virtually all of the Company’s financings since inception. He invests his money in alignment with Canagold shareholders, including the most recent $0.50 financing late last year. In fact, Mr. Cooke has not sold any of his Canagold shares within the last twelve months.

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The percentages calculated to provide “evidence” of increases in executive compensation are either deliberately misleading or simply inaccurate. Either way, the inability to provide accurate calculations in the Dissident Shareholder’s press release suggests broader incompetence from the entity seeking to take over control of Canagold Board and the Company’s assets.

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Mr. Cooke does not hold millions of options, he currently holds 1,050,000 options at prices between $0.30 and $0.50. Canagold’s compensation approach is to align management and the board with shareholders by compensating them with stock options that are issued at or above market price, and vest over 2 years.

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Further to this, Mr. Cooke, similar to all directors, only received directors’ fees of $8,000 in cash. Beyond these cash payments, we pay our directors in stock options to ensure alignment with our shareholders.

•	Canagold’s executive pay packages did NOT increase 173% to 355% in 2021. The Dissident’s information bears no relation to management’s actual and very reasonable base salaries in 2021:

o	CEO – $210,000,
o	CFO – $100,000,
o	COO – $80,000,
o	VP Exploration – $132,000,
o	VP Corporate Development - $120,000

Canagold’s Board of Directors Is Committed to Canagold’s Success and the Interests of ALL Shareholders

Canagold’s Board continues to be committed to advancing the Company’s material mineral property, the New Polaris gold project (the “New Polaris Project”), in northern British Columbia. The next steps in the process include progressing towards an updated resource estimate, to be followed by updated economic studies, project permitting and a feasibility study. The completion of these next steps will put Canagold on the path to mine development, unlocking value of the New Polaris Project which our drill hole sample results show has gold grades that are amongst the highest in western Canada.

VOTE your shares today to stop the Dissident Shareholder from taking control of your company.

Make the Right Choice – Vote FOR Canagold’s Management Nominees Today

We urge shareholders to read Canagold’s management information circular and visit our website www.canagoldresources.com for further details related to Canagold’s annual and special meeting of shareholders scheduled for July 19, 2022. Your vote has never been more important. ACT TODAY to protect your investment by voting FOR Canagold’s management nominees using only the YELLOW proxy that was mailed to shareholders with the management information circular on June 15, 2022. Voting is easy. You may vote online, by telephone or other methods found on the YELLOW proxy. Canagold may also utilize Broadridge’s QuickVote™ service to assist eligible beneficial shareholders with voting their shares directly over the phone.

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Shareholder Questions and Voting Assistance

If you have questions or require assistance with voting your shares, please contact Canagold’s strategic advisor and proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184 (416-304-0211 Outside North America)

Email: assistance@laurelhill.com

“Bradford Cooke”	“Scott Eldridge”

Bradford Cooke	Scott Eldridge
Founder and Chairman of the Board	Chief Executive Officer
CANAGOLD RESOURCES LTD.	CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

Shareholder Questions/Voting Assistance

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company and the New Polaris gold mine project; the advancement of the Company’s mineral properties; the steps and expected timing in developing the New Polaris gold mine project, including updated resource estimates, updated economic studies, project permitting and a feasibility study; and the ability of the Company to execute on its proposed steps to put the Company on the path to mine development and unlocking value of the New Polaris gold mine project and for shareholders. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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